Exhibit 99.163

2707031 ONTARIO INC.

Suite 400, 305 Milner Avenue,

Toronto (Ontario) M1B 3V4

Pour diffusion immédiate

UNE FILIALE D’ALIMENTATION COUCHE-TARD INC.

EXERCE DES BONS DE SOUSCRIPTION DE FIRE & FLOWER HOLDINGS CORP.

NE DOIT PAS ÊTRE DISTRIBUÉ AUX AGENCES DE TRANSMISSION

AMÉRICAINES NI DIFFUSÉ AUX ÉTATS-UNIS

TORONTO, le 1er juillet 2021 – 2707031 Ontario Inc. (« 2707 »), filiale en propriété exclusive indirecte d’Alimentation Couche-Tard inc., annonce qu’elle a acquis la propriété et le contrôle de 10 597 786 actions ordinaires (les « actions de Fire & Flower ») de Fire & Flower Holdings Corp. (« Fire & Flower ») le 30 juin 2021, soit environ 3,09 % des actions de Fire & Flower émises et en circulation, suivant l’exercice de 10 505 779 bons de souscription d’actions ordinaires de série A de Fire & Flower (les « bons de souscription de série A ») et la réception de 92 007 actions de Fire & Flower à titre de paiement de l’intérêt dû sur les débentures convertibles non garanties à 8 % de Fire & Flower (les « débentures de 2019 ») (collectivement, l’« opération »).

Immédiatement avant l’opération, 2707 détenait (i) 66 328 481 actions de Fire & Flower (représentant environ 19,90 % des actions de Fire & Flower émises et en circulation); (ii) des débentures de 2019 d’un capital de 2 407 415,15 $; (iii) 10 505 779 bons de souscription de série A; (iv) 67 175 541 bons de souscription d’actions ordinaires de série B de Fire & Flower (les « bons de souscription de série B »); et (v) 133 390 789 bons de souscription d’actions ordinaires de série C de Fire & Flower (les « bons de souscription de série C » et, collectivement avec les bons de souscription de série A et les bons de souscription de série B, les « bons de souscription »). Si la totalité des débentures de 2019 sont converties et que la totalité des 211 072 109 bons de souscription sont exercés, 2707 aura la propriété et le contrôle de 280 075 496 actions de Fire & Flower au total (ce qui comprend les 66 328 481 actions de Fire & Flower susmentionnées). Ces titres représentent globalement environ 51,25 % des actions de Fire & Flower en circulation, compte tenu d’une dilution partielle, dans l’hypothèse où seules les débentures de 2019 détenues par 2707 sont converties intégralement et où seuls les 211 072 109 bons de souscription détenus par 2707 sont exercés intégralement (environ 48,22 % compte tenu d’une dilution complète).

Immédiatement après l’opération, 2707 aura la propriété et le contrôle (i) de 76 926 267 actions de Fire & Flower (représentant environ 22,40 % des actions de Fire & Flower émises et en circulation) et (ii) de débentures de 2019 d’un capital de 2 407 415,15 $; et (iii) le droit d’acquérir jusqu’à concurrence de 200 566 330 actions de Fire & Flower au moyen de 200 566 330 bons de souscription. Si la totalité des débentures de 2019 sont converties et que la totalité des 200 566 330 bons de souscription sont exercés, 2707 aura la propriété et le contrôle de 280 167 503 actions de Fire & Flower au total (ce qui comprend les 76 926 267 actions de Fire & Flower susmentionnées). Ces titres représentent globalement environ 51,25 % des actions de Fire & Flower en circulation, compte tenu d’une dilution partielle, dans l’hypothèse où seules les débentures de 2019 détenues par 2707 sont converties intégralement et où seuls les 200 566 330 bons de souscription détenus par 2707 sont exercés intégralement (environ 48,22 % compte tenu d’une dilution complète).

2707 a acquis les 10 597 786 actions de Fire & Flower aux fins d’investissement uniquement et non dans le but d’influer de façon importante sur le contrôle de Fire & Flower. Selon les conditions du marché et d’autres facteurs, 2707 pourrait à l’occasion acquérir ou aliéner des titres supplémentaires de Fire & Flower, notamment sur le marché libre ou au moyen de contrats de gré à gré, ou acquérir des participations dans un titre de Fire & Flower ou conclure des instruments financiers liés à un titre de Fire & Flower.

Le siège social de Fire & Flower est situé au 308 – 150 King Street West, Toronto (Ontario) M5H 1J9.

Pour obtenir plus de renseignements ou une copie de la déclaration selon le système d’alerte déposée par 2707, veuillez communiquer avec Eva Gazurek, chef de service, affaires juridiques corporatives d’Alimentation Couche-Tard inc. au 450-662-6632, poste 4855 (Eva.Gazurek@couche-tard.com).